UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Enzon Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

293904108
(CUSIP Number)

Jeffrey H. Buchalter Chief Executive Officer Enzon Pharmaceuticals, Inc. 685 Rte. 202/206 Bridgewater, NJ 08807 (908) 541-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 293904108

1	Name of Reporting Persons. I.R.S.Identification Nos. of above persons (entities only).
Jeffrey H. Buchalter

2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3	SEC Use Only

4	Source of Funds (See Instructions) PF, SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 3,507,568

		8	Shared Voting Power 0

		9	Sole Dispositive Power 3,507,568

		10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,507,568

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 7.2%(1)

14	Type of Reporting Person (See Instructions) IN

(1) Based on 45,142,334 shares of Common Stock outstanding as of March 4, 2009, as reported on the Issuer’s annual report on Form 10-K for the year ended December 31, 2008, filed on March 9, 2009.

SCHEDULE 13D

Item 1 – Security and Issuer

      This statement constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned and relates to the Common Stock, par value $0.01 of Enzon Pharmaceuticals, Inc. (the “Issuer”) beneficially owned by the undersigned. The principal executive offices of the Issuer are located at 685 Rte. 202/206, Bridgewater, NJ 08807.

Item 2 – Identity and Background

(a)	This statement is being filed by Jeffrey H. Buchalter (the “Reporting Person”).

(b)	The Reporting Person’s business address is c/o Enzon Pharmaceuticals, Inc., 685 Rte. 202/206, Bridgewater, NJ 08807

(c)	The Reporting Person is the Chairman of the Board of Directors, President, and Chief Executive Officer of the Issuer.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3 – Source and Amount of Funds or Other Consideration

      The 3,507,568 shares of the Common Stock, $0.01 par value of the Issuer (“Common Stock”) beneficially owned by the Reporting Person include: (i) 162,097 shares of Common Stock acquired upon the vesting of restricted stock units or that will be acquired upon the vesting of restricted stock units within sixty (60) days of the date hereof, (ii) options to purchase 2,992,237 shares of Common Stock that are currently exercisable or will become exercisable within sixty (60) days of the date hereof, (iii) 114,900 shares of vested restricted Common Stock, (iv) 163,334 shares of unvested restricted Common Stock, and (v) 75,000 shares of Common Stock the Reporting Person acquired by open market purchases using personal funds. The restricted stock units, options and shares of restricted stock held by the Reporting Person were issued to the Reporting Person under the Issuer’s 2001 Incentive Stock Plan as compensation for his services as the Issuer’s President and Chief Executive Officer. The Reporting Person did not acquire beneficial ownership of any Common Stock with borrowed funds.

Item 4 – Purpose of Transaction

      The Reporting Person holds his shares of Common Stock, stock options, and restricted Common Stock, described in Item 3, for investment purposes. The Reporting Person may, from time to time, acquire additional shares of Common Stock in open market transactions or through further compensatory grants by the Issuer of stock options, restricted stock or restricted stock units pursuant to the Issuer’s 2001 Incentive Stock Plan or similar company plans. Additionally, the Reporting Person may, from time to time, sell his shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose. Subject to the foregoing, the Reporting Person has no current plans or proposals which relate to or would result in any of the events specified in Item 4 of Schedule 13D.

Item 5 – Interest in Securities of the Issuer

(a)

The Reporting Person is the beneficial owner of 3,507,568 shares representing 7.2% of the Issuer’s outstanding Common Stock based on 45,142,334 shares of Common Stock outstanding as of March 4, 2009, as reported on the Issuer’s annual report on Form 10-K for the year ended December 31, 2008, filed on March 9, 2009. The Reporting Person’s ownership includes 292,567 shares of Common Stock directly held, 163,334 shares of unvested restricted Common Stock, 59,430 shares of Common Stock underyling restricted stock units which shall vest within sixty (60) days of the date hereof and 2,992,237 stock options that are currently exercisable or will become exercisable within sixty (60) days of the date hereof.

(b)

The Reporting Person has the sole power to vote and dispose of all 3,507,568 shares, including the stock options; however, 163,334 shares of restricted Common Stock have not vested and are subject to certain contractual restrictions on disposition, 59,430 restricted stock units have not vested and the shares underlying such units may not be disposed or voted unless and until the units vest and such shares have been issued, and the shares underlying the options may not be disposed or voted unless and until such options are exercised and shares of Common Stock acquired upon such exercise are issued.

(c)	Not Applicable.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6 – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     See Items 3, 4 and 5 above. The following table summarizes the terms of all options, restricted stock, and restricted stock unit awards that the Issuer has granted, as of the date hereof, to the Reporting Person pursuant to the Issuer’s 2001 Incentive Stock Plan and the Amended and

Restated Employment Agreement entered into between the Reporting Person and the Issuer on April 27, 2007, as amended on February 21, 2008. The forms of award agreement applicable to each award are listed in Item 7 and were previously filed with the Securities and Exchange Commission. The terms of those agreements are incorporated herein by reference. Under certain circumstances the Reporting Person may be required to forfeit unvested shares of restricted Common Stock and shares underlying unvested stock options and restricted stock units. In addition, in some cases the vesting of the awards may be accelerated. The shares of restricted Common Stock are subject to restrictions on transfer until the shares have vested.

Stock Options (Right to Buy Common Stock of the Issuer)

Date of Grant	No. of Shares	Exercise	Vesting Schedule
	Underlying	Price
	Option
9/28/2004	40,000	$15.46	Fully vested.
12/22/2004	725,000	$13.54	Fully vested.
5/12/2005	750,000	$6.95	Fully vested.
11/23/2005	300,000	$6.97	Presently exercisable with respect to 249,000 shares; the remaining shares vest
			on 11/23/09.
4/3/2006	367,900	$8.04	Presently exercisable with respect to 242,814 shares; the remaining shares vest
			in two (2) equal annual installments of 62,543 shares beginning on 4/3/09.
5/18/2006	436,000	$7.40	Presently exercisable with respect to 287,760 shares; the remaining shares vest
			in two (2) equal annual installments of 74,120 shares beginning on 5/18/09.
1/17/2007	850,000	$8.59	Presently exercisable with respect to 561,000 shares; the remaining shares vest
			in two (2) equal annual installments of 144,500 shares beginning on 1/17/10.

Restricted Common Stock

Date of	No. of Shares	Vesting Schedule
Grant
9/28/2004	3,234	Fully vested
12/22/2004	75,000	45,000 shares are vested; the remaining 30,000 shares will vest on 12/22/09.
1/17/2008	200,000	66,666 shares are vested; 66,666 shares will vest on 1/17/10, and the remaining
		66,668 shares will vest on 1/17/11.

Restricted Stock Units

Date of	No. of Units	Vesting Schedule
Grant
11/23/2005	120,000	36,000 units are vested; 36,000 units will vest on 11/23/09 and the remaining
		48,000 units will vest on 11/23/10.
4/3/2006	198,100	59,430 units will vest on 4/3/09, 59,430 units will vest on 4/3/10, and the remaining
		79,240 units will vest on 4/3/11.
1/17/2007	100,000	66,667 units are vested; the remaining units will vest on 1/17/11.

Item 7 – Material to be Filed as Exhibits

     (1)    The Issuer’s 2001 Incentive Stock Plan, previously filed as Exhibit 10.23 to the Issuer’s Form 10-Q for the quarter ended December 31, 2003, filed on February 17, 2004.

     (2)    Amended and Restated Employment Agreement with the Reporting Person dated April 27, 2007, previously filed as Exhibit 10.1 to the Issuer’s Form 10-Q for the quarter ended

March 31, 2007, filed on May 4, 2007, as amended by Amendment of Employment Agreement with the Reporting Person dated February 21, 2008, previously filed as Exhibit 10.28 to the Issuer’s Form 10-K for the fiscal year ended December 31, 2007, filed on February 29, 2008.

      (3)    Form of Non-Qualified Stock Option Agreement for Executive Officers, previously filed as Exhibit 10.3 to the Issuer’s Form 10-Q for the quarter ended December 31, 2004, filed on February 9, 2005.

      (4)    Form of Restricted Stock Award Agreement for Executive Officers, previously filed as Exhibit 10.4 to the Issuer’s Form 10-Q for the quarter ended December 31, 2004, filed on February 9, 2005.

      (5)    Form of Restricted Stock Unit Award Agreement for Executive Officers, previously filed as Exhibit 10.6 to the Issuer’s Form 10-Q for the quarter ended March 31, 2005, filed on May 10, 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 20, 2009
Date

/s/ Jeffrey H. Buchalter
Signature

Jeffrey H. Buchalter/Chairman, President & Chief Executive Officer
Name/Title